Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-170492 December 15, 2010

Silver’s Day in the Sun

By Russ Koesterich

While gold has traditionally been the more glamorous of the precious metals, silver occasionally has its day in the sun. Over a century ago, William Jennings Bryan immortalized the case for silver in his infamous “Cross of Gold” speech. Less eloquently, but more profitably, silver had another opportunity to take center stage in 2010. While most news headlines were devoted to gold’s meteoric rise, the year really belonged to silver. Yes, gold gained an impressive 26% through the end of November, but silver far outpaced its flashier rival. During the first 11 months of the year silver has advanced 66%, including a +13% surge in November.

Given growing fears over unconventional monetary policy and a depreciating dollar, it is not surprising that both precious metals posted a strong year. Investors typically embrace gold and silver as natural hedges against both rising prices and a soft currency. In both these respects, gold has historically been more effective. Over the long term, annual changes in CPI explain roughly 14% of the variation in silver prices, but explain nearly 25% of the variation in gold. To the extent investors are looking at a pure inflation hedge, gold has generally worked better.

However, if you look beyond inflation, there are some compelling reasons to invest in silver. Arguably, the reason gold works so well as an inflation hedge is that it has few practical uses. As a result, investors tend to see gold primarily as an alternative currency and the metal trades on expectations of both future inflation and the dollar. Silver on the other hand is not only a precious metal but also an industrial one. Other than jewelry and coins, silver’s uses include batteries, photography and thermo photovoltaic cells. In all, industrial uses count for around half of end-user demand.

Given its many industrial uses, similar to other commodities, silver prices are also strongly influenced by investor’s expectations of future economic activity. Given silver’s dual nature, it is not surprising that historically silver has had a strong and statistically significant correlation with monthly changes in leading economic indicators (LEI). Since 1980 the monthly correlation between changes in silver prices and changes in the LEI has been 0.23, twice the level of gold. In other words, when investor focus turns from inflation to economic growth, silver is typically the better bet.

For 2011, for investors who are more focused on growth than inflation it may be worth embracing gold’s oft forgotten cousin and consider building a position in silver.

Source for data: Bloomberg

iShares Silver Trust (the “Silver Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Silver Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com/SLV or EDGAR on the SEC website at www.sec.gov. Alternatively, the Silver Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The iShares Silver Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Silver Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the iShares Silver Trust are expected to reflect the price of the silver held by the Silver Trust, the market price of the shares will be as unpredictable as the price of silver has historically been. Additionally, shares of the Silver Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Silver Trust are created to reflect, at any given time, the market price of silver owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of shares of the Silver Trust, which trade at market price, may be more or less than the value of the silver represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the Silver Trust, carefully read the prospectus.